P.E. 1/31/02

02016616

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

FEB 21 2002

For the month of January

Transco plc
130 Jermyn Street
London SW1Y 4UR
ENGLAND
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the registrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transco plc

M. Singleterry

Date: 1 February 2002

By:
Maria Singleterry
Authorised Signatory

Transco

130 Jermyn Street
London SW1Y 4UR

Telephone 020 7389 3200
Fax 020 7389 3378

ANNOUNCEMENT
MADE TO
STOCK EXCHANGE

Transco plc

EURO MEDIUM TERM NOTE PROGRAMME

Transco plc announces that it has today issued GBP 250,000,000 6.00% Fixed Rate Instruments due 7 June 2017 Series No 27 as part of its EUR 6,000,000,000 Euro Medium Term Note Programme.

30 January 2002

Transco

130 Jermyn Street
London SW1Y 4UR

Telephone 020 7389 3200
Fax 020 7389 3378

ANNOUNCEMENT MADE TO STOCK EXCHANGE

Transco plc

31 January 2002

SYSTEM OPERATOR INCENTIVES

Lattice Group plc, the parent company of Transco, has today accepted in principle Ofgem's Final Proposals for System Operator Incentives for its National Transmission System. This follows acceptance of the Final Proposals on price controls for the period 2002-07 on 24 October 2001.

Further important discussions are taking place between Transco and Ofgem on the detailed amendments to Transco's Gas Transporter's Licence which are needed to implement the incentive schemes. These licence amendments will also need to be agreed by Transco before the schemes can come operational.

For further information

Investor Relations	Tel: 020 7389 3218
Group Media Relations	Tel: 020 7389 3211/3213